EXHIBIT 9

                           RE-CAPITALIZATION AGREEMENT

         THIS RE-CAPITALIZATION AGREEMENT ("Agreement") is made as of the 21st day of May, 2003 by and between AngelCiti Entertainment, Inc. ("Company'), a Nevada corporation and Omega Ventures, Inc., ("Shareholder"), a Nevada corporation (both collectively hereinafter referred to as the "Parties").

         WHEREAS, Shareholder is the majority shareholder in the Company and owns 100,074,000 of the shares in the Company; and

         WHEREAS, the Company is pursuing certain prospective financing and merger transactions; and

         WHEREAS, it would be in the best interests of both the Company and the Shareholder for the Company to complete such transactions.

         NOW THEREFORE, for mutual consideration, the amount and sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.       RE-CAPITALIZATION.

Shareholder will return 75 million common shares to the Company's treasury. In exchange, Shareholder will receive 11,000 Preferred Shares "Series A" of the Company. These preferred shares shall be voting shares entitling Shareholder to 5,000 votes of common share for each share of convertible, but shall not be convertible into common shares of the Company. This transaction will be effected on or about the week of June 30th 2003.

2.       GOVERNING LAW.

This agreement shall be governed by and construed in accordance with the laws of the state of Florida.
3.       NOTICES.

All notices, requests, demands and other communications hereunder shall be deemed given only if in writing, signed by the sender and delivered at or mailed (by certified or registered mail, postage prepaid, return receipt requested) to the receiving party's address above or to such address as the receiving party may designate before hand by giving notice, referring to this Agreement, to the sender.
4.       AMENDMENTS.

This Agreement may not be modified, amended or terminated except by another agreement in writing executed by the parties hereto.

5.       COUNTERPARTS.

This Agreement may be signed in one or more counterparts with the same effect as if the parties signed the same document. All counterparts shall be construed together and shall constitute one instrument.

6.       CONFIDENTIALLY.

Unless otherwise required by law, the parties hereto agree not to disclose any term of this Agreement to any third party.

7.       SUCCESSORS AND ASSIGNS.

The terms, obligations and conditions of this Agreement will inure to any successors and/or assignees of the Parties hereto.

8.       SEVERABILITY.

In the event that any one or more of the provision contained in the Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement and other applications thereof shall not in any way be affected or impaired.

9.       ENTIRE AGREEMENT.

This Agreement contains the entire agreement between the parties with respect to the transaction contemplated herein and supersedes all prior agreements and understandings between the parties related to the transaction contemplated by this Agreement.
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IN WITNESS WHEREOF, the undersigned parties have hereunder set their hand seals as of the 21st day of May, 2003.


AngelCiti Entertainment, Inc.              Omega Ventures, Inc.
a Nevada corporation                       a Nevada corporation



By:  /s/ George Guttierez                  By: /s/  Lawrence Hartman
Name:    George Gutierrez                  Name:  Lawrence Hartman
Title:   President                                  Title:   CEO